No.1-7628

THE SECURITIES AND EXCHANGE COMMISSIC
WASHINGTON, D.C. 20549


02057299

8/31/02 P.E.

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934


RECD S.E.C.
SEP 18 2002
1086

FOR THE MONTH OF August 2002,

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrant's name into English)

No. 1-1 2-chome, Minami-Aoyama, Minato-ku, Tokyo, Japan
(Address of principal executive officers)


PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Contents

Exhibit 1:
On August 8, 2002 Honda Motor Co., Ltd. announced that it has developed a new, rapidly deploying side curtain airbag that protects vehicle occupants with a broad range of physiques, from children to adults, from head to neck injuries in the event of a side collision. (Ref.#02056)

Exhibit 2:
On August 27, 2002 Honda Motor Co., Ltd. announced that worldwide production at its plants in July grew 12.8%, including 23.6% at plants outside Japan, compared to the corresponding month last year. (Ref.#02057)

Exhibit 3:
On August 29, 2002 Honda Motor Co., Ltd. announced that, by integrating its new voice-operated car navigation service with mobile telephone technology, it has succeeded in creating a new two-way information network service providing customers with a level of information that only an automaker could offer. (Ref.#02058)

Exhibit 4:
English summary of Honda Report to Stockholders, No. 114, which was prepared full in Japanese and mailed to stockholders of Honda Common Stock in Japan in August 2002.

Press Information

ref. #02056

Honda Develops Side Curtain Airbag

August 8, 2002—Honda Motor Co., Ltd. announced today that it has developed a new, rapidly deploying side curtain airbag that protects vehicle occupants with a broad range of physiques, from children to adults, from head and neck injuries in the event of a side collision. The side curtain airbag deploys over a wide area to protect both front and rear seat occupants, especially from head impacts to the center pillar. The first Honda to be equipped with the new airbags will be the new Accord, available this fall.

In order to deploy the airbag to cover almost the entire side window surface instantaneously, the airbag is fitted with a low-temperature gas (compressed helium) inflator that achieves a deployment speed of approximately 0.015sec. This rapid deployment speed has allowed the bag to be made thicker for more effective impact absorption, reducing the shock to the head area at time of impact to 1/6 that of a crash with no airbags. This results in a significantly reduced HIC (Head Injury Criteria) value of 1,000. (Pole impact testing)

The number of impact sensors has been increased from three (located in the middle of the vehicle and beside the left and right front seat occupants) to five, with two more sensors positioned next to the rear seat occupants. This permits optimum control over the inflation timing of the side curtain airbag and side airbags, depending on the form of side impact involved.

Honda first began basic airbag research in 1971. In 1987, they were the first Japanese auto maker to introduce a driver-side SRS airbag system, followed by the first passenger-side SRS airbag in a Japanese car in 1990. Determined that a safety device designed to protect people should never be the cause of injury, Honda independently developed its own airbag technology, including installation positioning, inflator characteristics, bag folding and storage, and various other features. In 1998, the same thinking was further applied to Honda's i-SRS system, featuring an inflator with a two-stage deployment system depending on the size of the impact, and an i-side airbag with an occupant posture detection sensor that combined improved occupant protection with reduced risk of collateral injury—both world firsts. The new side curtain airbag is the latest product of Honda's airbag philosophy, developed to effectively protect the heads and necks of occupants with a variety of physiques in a variety of positions in the event of a side collision, without causing any collateral injury.

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515



Honda side curtain airbag

Publicity information for the side curtain airbag is available from the following URL:
http://www.honda.co.jp/PR/
(This site is intended solely for the use of journalists.)

Press Information

(NOTE: This release is embargoed until 11:30 a.m., Aug. 27)

Ref.#02057

HONDA GLOBAL PRODUCTION UP 12.8% IN JULY

August 27, 2002 -- Honda Motor Co., Ltd., announced today that worldwide production at its plants in July grew 12.8%, including 23.6% at plants outside Japan, compared to the same month last year.

Domestic production was up 4.0% over July 2001, while in Europe, production set a monthly record of 16,129 units.

Domestic sales totaled 71,915 vehicles in Japan in July, a drop of 7.3% from July 2001. It was Honda's first monthly decrease year-on-year since last December.

July sales were led by Honda's popular Fit sub-compact vehicle (23,019 units), which was the best-selling vehicle in Japan for the fourth consecutive month. Honda's Life mini-vehicle sales in July totaled 10,121 units while Mobilio mini-vehicle sales totaled 4,526 units.

By vehicle category, passenger car and light truck sales were down 10.7% -- the first decline in 28 months -- while mini vehicle sales were up by 2.2%.

Export shipments from Japan in July were up for the eighth consecutive month, gaining 7.8%, mainly because of increased shipments to Europe and Asia.

HONDA PRODUCTION, SALES AND EXPORTS – JULY 2002

PRODUCTION

	July		Annual Total – 2002	
	Units	Vs. 7/01	Units	Vs. 2001
Domestic (CBU+CKD)	122,148	+ 4.0%	806,414	+ 7.4%
Overseas (CBU only)	118,344	+ 23.6%	879,152	+ 9.4%
Worldwide Total (*)	240,492	+ 12.8%	1,685,566	+ 8.4%

(*)-except overseas CKD

REGIONAL PRODUCTION

	July		Annual Total	
	Units	Vs. 7/01	Units	Vs. 2001
North America	83,886	+ 18.4%	659,382	+ 4.8%
(USA only	57,784	+ 25.2%	443,405	+ 8.2%
Europe	16,129	+ 75.1%	100,201	+ 62.8%
Asia	14,593	+ 35.5%	91,106	+ 12.3%
Others	3,736	- 24.3%	28,463	- 10.2%
Overseas Total	118,344	+ 23.6 %	879,152	+ 9.4%

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

SALES

Vehicle type	July Units	Vs. 7/01	Annual Total Units	Vs. 2001
Passenger cars & light trucks	51,123	- 10.7%	363,546	+ 12.1%
(Imports	799	- 4.0%	5,859	+ 16.7%
Mini vehicles	20,792	+ 2.2%	176,948	- 0.3%
TOTAL	71,915	- 7.3%	540,494	+ 7.7%

EXPORTS

	July Units	Vs. 7/01	Annual Total Units	Vs. 2001
North America	24,557	- 12.0%	168,637	+ 21.4%
(USA only)	22,323	- 15.8%	147,609	+ 16.3%
Europe	9,238	+ 56.8%	44,080	+ 5.7%
Asia	3,853	+ 31.0%	21,090	+ 8.2%
Others	5,806	+ 62.8%	36,643	+ 27.4%
TOTAL	43,454	+ 7.8%	270,450	+ 18.2%

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Tatsuya David Iida
Honda Motor Co., Ltd. Corporate Communications Division
Telephone: 03-5412-1512
Facsimile: 03-5412-1545

Press Information

ref. #02058

Honda Unveils "InterNavi Premium Club", a New Information Network Service Using a Voice-Operated Car Navigation System

August 29, 2002—Honda Motor Co., Ltd. has announced that, by integrating its new voice-operated car navigation service with mobile telephone technology, it has succeeded in creating a new two-way information network service providing customers with a level of information that only an automaker could offer. Known as InterNavi Premium Club, this service will be launched with the new Accord, which goes on sale in fall 2002. It will be offered free of charge for three years, from the date of the car's initial registration until the first mandatory vehicle inspection.

The platform for this new service is comprised of Honda's newly developed voice-operated onboard car navigation system, combined with InterNavi[*1], Honda's information network system for drivers, launched in 1998. Integrating onboard car navigation functions with PC and mobile-phone access, plus an information center, InterNavi Premium Club delivers a full menu of services designed to make life easier for drivers. This menu features an on-demand Vehicle Information and Communication System (VICS[*2]), with nationwide road traffic report coverage, along with a wide range of maintenance and driving information.

The newly developed Honda onboard navigation system makes extensive use of voice-operated commands and system help, enabling the driver to access information without taking his or her eyes off the road. The system also enables the driver to operate the air-conditioning and the audio system using voice commands, to dictate notes, and to have hands-free conversations on the mobile phone. The wide range of safety features includes an erratic driving detection system and a driver assist system complete with curve sensing functions. Since the system is compatible with most popular mobile phone handset models, the user does not have to invest in a special connection device, which helps keep costs down. Thanks to its built-in modem and data terminal functions, the onboard system also acts as a high-performance information platform.

Honda envisages that by 2004, the new onboard navigation system required in order to use InterNavi Premium Club will be supported on most of its models, mini-cars excepted, and that the system will be factory-installed on 30% of all models sold (again excepting mini-cars), making InterNavi Premium Club available to a large number of customers.

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

●Outline of Principal Services Available from InterNavi Premium Club

(1) New road traffic information

Unlike services using conventional VICS FM multiplex receivers and beacons, which have information access in a limited reception area, InterNavi is accessed via mobile phone networks. This means it is able to offer on-demand VICS, for access to road-traffic reports covering the whole of Japan. Data on road obstructions and slowdowns is picked up as needed, delivering door-to-door route-planning guidance tailored to the driver's needs.

- Road traffic reports affecting all stages of the journey can be accessed from anywhere in Japan.
- Areas and points on which information is required can be pre-set as desired.
- The information update frequency can be specified, allowing the driver to keep track of changing situations.

(2) Maintenance information

Based on the odometer reading, the system refers to the maintenance record or the onboard memory to find out when oil changes and other maintenance tasks are due. The InterNavi Information Center then sends a reminder via e-mail or via the driver's personal web page, helping the driver to keep the car in top condition.

(3) Car navigation information

Voice commands can be used not only to set the destination, but also to locate nearby roadside services and other facilities, view various types of news reports, check e-mail messages, find out what the weather is like at the destination, and obtain a variety of other information as well.

Incoming information including images, location data, and/or telephone numbers can be displayed as the background image on the screen. This display data can also be used to set the destination or make a hands-free telephone call.

The contact numbers for emergency and roadside services can be pre-programmed so that the driver can make a hands-free phone call to summon help.

(4) Personal web page

Each user is provided with a personal web page customized for access by PC or mobile phone. In addition to a photo of the driver's car and a display of the kilometers traveled, it contains driving help, maintenance reminders and a wide range of other information calculated to improve the quality of life behind the wheel. Being accessible on the Internet, the personal web page can be used from wherever the driver happens to be at the time.

(5) DVD map update

When an InterNavi Premium Club member's car is taken in for its annual maintenance check, the DVD-ROM-based map can be exchanged for the latest version. This service will be available for the first three years, up until the first mandatory vehicle inspection.

*1 InterNavi is a registered trademark of Honda Motor Co., Ltd.

*2 VICS is a registered trademark of the Vehicle Information and Communication System Center

English summary of Honda Report to Stockholders No.114 (which was prepared in full in Japanese language and mailed to Stockholders of Honda Common Stock in Japan in August 2002)

1. To our shareholders:

We Honda aim to offer "joy" to our customer and society through our products and services. And this is the vision of Honda that will not change even from now on.

Toward this objective, we have continued to propose various kinds of mobility-related products with hope to serve to more people.

One of these activities is to offer vehicles designed for disabled and aged people.

Starting from the development of driving assist device for disabled people in 1968, it crystallized as "Honda Techmatic System" and "Honda Franz System" that assist disabled people in operating vehicles. Also, we've made efforts to meet various needs from customers through expanding the line-up of nursing specialized vehicles the "Almas Series" for those who require nursing such as aged people.

Honda will continuously strengthen sales and service operations to offer more comfort to all customers who use welfare vehicles. Furthermore, we would like to come up to the diverse needs by creating new value that will exceed the expectation of customers and societies.

As always, we look forward to your continued support.

August 2002
Hiroyuki Yoshino
President and CEO

2. Cover story: Expanding the joy of mobility for more people --- Honda's welfare vehicles

Under the basic philosophy of "Respect for People", Honda has aimed to manufacture vehicles that are useful, comfortable and enjoyable to drive. We would like to introduce our welfare vehicles for disabled and aged people.

Offers optimal welfare vehicles which has pursued usefulness and comfort

If we consider the "vehicle" for disabled or aged people, it is necessary to prepare the function that matches to each person's defectiveness or age. The philosophy of Honda's welfare vehicles is to enable these people to be independent and active in the society. We have been working to develop welfare vehicles under the concept that the most important thing is comfortable driving for all people.

One disabled driver sent us the words, "We feel the importance of driving license more than anyone else. For us, car is an essential thing because it help us to be independent." Nowadays, there are about 200 thousand disabled drivers in Japan. Also, it is said that the majority of wheelchair users have driving license. This demonstrates that how much car is playing an important role for activities of disable people in the society.

The most fascinated thing of car is to let us move whenever and wherever we want. With wishes to offer the freedom to move for everybody, we Honda have developed various kinds of driving assist devices.

Ever since in 1968, Honda developed its first driving assistant device for N360, a minivehicle featuring automatic transmission, we have been expanding our operation while serving to many customers. As a result, we now can meet different specification for each user. And also, we have prepared our sales and service operations together with other activities.

The full-dress activity for Honda to work on welfare vehicle was when we supplied the Civic with driving assist device to Tokyo's driving license center in 1975. In 1976, we started to sell "Honda Techmatic System". People can choose the system depending on each person's defectiveness. We are preparing various components for different needs to set up environment to enjoy comfortable driving. Currently, every vehicle we sell can install this system.

In 1981, we completed the prototype with the development period of 14 months. This is the "Honda Franz System", which can be operated just by legs and only available in Japan. Though we had a lot of difficulties to overcome, due to the positive attitude of administration and the enthusiasm of Honda, we finally made it. Those cars that install either "Honda Techmatic System" or "Honda Franz System" are all custom-made. Experts ask customer's request and prepare the equipment to fit for each user.

Honda is also working on manufacturing cars for those people who need nursing by expanding business through the name called the "ALMAS". The ALMAS was developed for people (especially disabled and aged people) who think getting on and getting off from the car is heavy load.

Honda would like to contribute to the society where people to talk over and to help each other. We will continue to research and develop the welfare vehicles and the driving assistant devices to come through the trust of people.

3. Making of Honda's commercial messages

The "Super Cub", Honda's most popular bike.

4. Honda Collection Hall

Vintage items:

N360: One of the best selling cars in the 1960s that enabled Honda to expand the Automobile Business.

5. Introduction of new products.

Automobiles:

The NSX-R: A pure sports edition of the NSX with further enhanced driving performance.

Motorcycles:

The Today: A new style of scooter for the expanding scooter market.

Power products:

The BF15/BF20: Remodeled 4-stroke marine outboard engines that feature the improved performance, efficiency and reliability of Honda 4-stroke technology and environmentally friendliness.

6. Honda Topics

Expansion of auto powertrain component supply in Asian

We announced plans to expand production capacity in Asia for automobile powertrain components, including engine parts and transmissions. The new and expanded facilities will both raise the local content ratio of Honda products produced in the Asia region and supply components to Honda auto plants in other regions, including Europe. Under the concept of "Made by Global Honda", Honda has been working to establish highly efficient and flexible networks of global production and parts procurement, making the best use of competitiveness of its production facilities located in every region in the world.

7. Unaudited consolidated financial results for the fiscal first quarter ended June 30, 2002.

Honda announced its unaudited consolidated financial results for the fiscal first quarter ended June 30, 2002.

(Details are as filed in Form 6K of July 2002.)

(end)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
(HONDA MOTOR CO.,LTD)



Satoshi Aoki
Senior Managing and
Representative Director

Date: September 12, 2002